UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

06 October 2017
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Press Release
Acquisition update - Ash Grove Cement

6 October 2017

On 21 September 2017, CRH plc announced that it had reached an agreement to acquire Ash Grove Cement Company ("Ash Grove"), a leading US cement manufacturer headquartered in Overland Park, Kansas, for a total consideration of US$3.5 billion. The proposed transaction remains subject to Ash Grove shareholder and regulatory approvals.

CRH notes the announcement made by Ash Grove on 5 October 2017 and in particular that the period for obtaining Ash Grove shareholder approval has been extended.

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For further information contact CRH plc at +353 1 404 1000

Albert Manifold                                   Chief Executive
Senan Murphy                                      Finance Director
Frank Heisterkamp                               Head of Investor Relations

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 06 October 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary